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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K/2

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of November 2006

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:

1. Material Change Report, filed November 3, 2006

2. Agreement of Purchase and Sale, dated as of December 8, 2005

3. Amendment to Purchase and Sale Agreement, dated May 10, 2006

4. Amendment to Purchase and Sale Agreement, dated June 15, 2006

5. Amendment to Purchase and Sale Agreement, dated August 18, 2006

6. Amendment to Purchase and Sale Agreement, dated October 17, 2006

7. Amendment to Purchase and Sale Agreement, dated October 20, 2006

                                  FORM 51-102F3

                             Material Change Report

Item 1            Name and Address of Company

                  Polyair Inter Pack Inc. ("Polyair" or the "Company") 330 Humberline Drive
                  Toronto, Ontario
                  M9W 1R5

Item 2            Date of Material Change

                  October 24, 2006

Item 3            News Release

                  A news release was issued through CCN Matthews on October 24, 2006. See the news release attached to this material change report as Schedule A.

Item 4            Summary of Material Change

                  On October 24, 2006, Polyair announced the successful completion of its previously announced sale/leaseback of the Company's Toronto Packaging facility and the sale of Cantar's pool equipment business.

Item 5            Full Description of Material Change

                  On October 24, 2006, Polyair completed the sale/leaseback of its Toronto Packaging facility at 330 Humberline Drive, pursuant to a Vesting Order issued by the Ontario Superior Court of Justice on October 19, 2006. The Vesting Order follows a previous Order issued by the Court on October 17, 2006 pursuant to the Companies' Creditors Arrangement Act, which grants an initial 30-day stay of proceedings to the Company's wholly owned Canadian subsidiary, Cantar Pool Products Limited ("Cantar") to provide it with an opportunity to propose a Plan of Arrangement to its creditors. The Court also made Orders allowing Cantar to complete the previously announced sale of its pool equipment business and to allow the sale of remaining equipment associated with the above-ground pools business.

                  The Company realized cash proceeds on the sale of its Toronto Packaging facility of approximately US$7 million, of which US$5.7 million has been applied to reduce bank debt, and US$1.3 million was paid to the holder of the previously granted Put/Call right in order to complete the sale of the property. The Company has also taken back a mortgage on the facility in the principal amount of US$1.4 million, which has been assigned as security to the Company's primary lenders. The Company will continue its packaging operations at the facility.

                  The Company also completed the sale of its pool equipment business to Montreal-based Competition Pools, Inc. The assets sold include inventory, equipment and intellectual property associated with the segment of the Company's business comprising the manufacture, distribution and sale of pool equipment. Proceeds of the sale were used to retire bank debt. The purchaser has agreed to provide warranty and parts support to Cantar's existing customers.

Item 6            Reliance on subsection 7.1(2) or (3) of National
                  Instrument 51-102

                  Not applicable.

Item 7            Omitted Information

                  No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8            Executive Officer

                  For further information please contact Victor D'Souza, Interim Chief Executive Officer, at (416) 679-6592.

Item 9            Date of Report

                  November 3, 2006

By: (signed) "Victor D'Souza"
Victor D'Souza
Chief Executive Officer

                                   SCHEDULE A

                         OCTOBER 24, 2006 PRESS RELEASE

Polyair Inter Pack Inc. Announces Completion of Sale/Leaseback of Toronto Production Facility and Sale of Pool Equipment Business

TORONTO, October 24, 2006 - Polyair Inter Pack Inc. (the "Company") (TSX/AMEX:
PPK) announced today the successful completion of its previously announced sale/leaseback of the Company's Toronto Packaging facility and the sale of Cantar's pool equipment business.

The sale/leaseback of the facility realized cash proceeds of US$7 million, of which US$5.7 million has been applied to reduce bank debt, and US$1.3 million was paid to the holder of the previously granted Put/Call right in order to complete the sale of the property. The Company has also taken back a mortgage on the facility in the principal amount of US$1.4 million, which has been assigned as security to the Company's primary lenders. The Company will continue its packaging operations at the facility.

Cantar has also completed the sale of its pool equipment business and related assets to Montreal-based Competition Pools, Inc. The purchaser has agreed to provide warranty and parts support to Cantar's existing customers.

Mr. Victor D'Souza, interim Chief Executive Officer of the Company, stated that "The completion of both transactions have served to significantly reduce bank debt, and the sale of Cantar's pool equipment business concludes our efforts to sell the operating businesses of the Company's pool division".


Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging division manufactures and distributes a wide range of protective packaging products. These products are sold to distributors and retailers across North America. The company operates nine manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

Certain information included in this release contains statements that are forward looking. Such forward-looking information involves risks and uncertainties that could significantly affect anticipated results in the future. We caution that forward-looking statements should not be regarded as a representation by the company that the future plans, estimates, or expectations contemplated by us will in fact be achieved. Please refer to the company's reports filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) for a description of the business environment in which it operates and important factors that may materially affect its results. Polyair Inter Pack is not under any obligation, and expressly disclaims any such obligation, to update or alter its forward-looking statements.

For more information contact:
Stysia Reay
Polyair Inter Pack Inc
Phone: (416) 679-6591
Email: sreay@polyair.com

                                DECEMBER 8, 2005


--------------------------------------------------------------------------------


                            FAIRCOVE INVESTMENTS INC.


                                      -and-


                          STRATHALLEN ACQUISITIONS INC.


                         AGREEMENT OF PURCHASE AND SALE


--------------------------------------------------------------------------------


                              GARDINER ROBERTS LLP
                            Barristers and Solicitors
                                   Suite 3100
                                  Scotia Plaza
                                Toronto, Ontario
                                     M5H 3Y2

                         AGREEMENT OF PURCHASE AND SALE


                  THIS AGREEMENT is made the 8th day of December, 2005.

BETWEEN:



                  FAIRCOVE INVESTMENTS INC.

                   (collectively, the "Vendor")


                  -and-


                  STRATHALLEN ACQUISITIONS INC.

                  (the "Purchaser")


WHEREAS:

A. The Vendor is the registered and beneficial owner of the Property;

B. The Vendor has agreed to sell to the Purchaser the Project on the terms and subject to the conditions of this Agreement.

                  NOW THEREFORE, in consideration of the mutual covenants and agreements set out in this Agreement and for other good and valuable consideration (the receipt and adequacy of which are acknowledged), the parties covenant and agree as follows:

ARTICLE 1
                                 INTERPRETATION

1.1      Definitions

                  The terms defined herein shall have, for all purposes of this Agreement, the following meanings, unless the context expressly or by necessary implication otherwise requires:

"Adjustments" means the adjustments to the Purchase Price for the Project provided for and determined pursuant to Sections 2.6 and 2.7.

"Agreement" means this agreement of purchase and sale and the attached Schedules, as amended from time to time, and "Article", "Section" and "Schedule" mean the specified article, section or schedule, as the case may be, of this Agreement.

"Applicable Laws" means, with respect to any Person, property, transaction or event, all laws, by-laws, rules, regulations, orders, judgments, decrees, decisions or other requirements having the force of law, all codes, directives, policies or guidelines of any Governmental Authority and all common law relating to or applicable to such Person, property, transaction or event.

"Assignment and Assumption of Contracts" means an assignment by the Vendor of all right, title and interest of the Vendor in and under the Assumed Contracts and the New Contracts and all covenants, guarantees and indemnities thereunder, and an assumption by the Purchaser of all obligations, duties and liabilities of the Vendor in and under the Assumed Contracts and the New Contracts and all covenants, guarantees and indemnities thereunder.

"Assumed Contracts" has the meaning ascribed thereto in Section 7.3.

"Buildings" means all buildings, structures, erections, improvements and appurtenances located on, in or under the Lands; and "Building" means any one of the Buildings.

"Business Day" means any day other than a Saturday, Sunday or statutory or civic holiday in the Province of Ontario.

"Chattels" means all furniture, equipment, carpets, blinds, maintenance and caretaking equipment, supplies and other personal property and chattels, if any, owned by the Vendor, situate in any Building and used in the operation, administration and management of any Building but for greater clarity excludes all furniture, production equipment and other personal property used by the Vendor and/or present occupants of the Building in the operation of the business of the Vendor and/or any occupants of the Building.

"Claim" means any claim, demand, action, cause of action, damage, loss, cost, liability or expense, including reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing.

"Closing" means the closing of the transaction of purchase and sale of the Project contemplated by this Agreement, including the satisfaction of the Purchase Price for the Project and the delivery of the Closing Documents for the Project, at the offices of the Vendor's Solicitors at 2:00 p.m. on the Closing Date.

"Closing Date" means the 30th day following the later of: (i) the end of the Title Investigation Period; and (ii) the Financing Condition Date. However, if the date determined as aforesaid shall be a day other than a Business Day, then the Closing Date shall be the first Business Day thereafter.

"Closing Documents" means the agreements, instruments and other documents to be delivered by the Vendor to the Purchaser or the Purchaser's Solicitors pursuant to Section 6.1 and the agreements, instruments and other documents to be delivered by the Purchaser to the Vendor or the Vendor's Solicitors pursuant to
Section 6.2.

"Contracts" means: (i) the Warranties in existence on the date of this Agreement, (ii) those contracts and agreements in existence on the date of this Agreement with third parties entered into by the Vendor, or by which it is bound, in connection with the ownership, development, construction, management, maintenance, repair, operation, cleaning, security, fire protection, servicing or any other aspect of the Property, and (iii) all amendments, modifications, renewals or supplements to the Warranties described in item (i) above and the contracts and agreements described in item (ii) above, in each case, to the extent in existence on the date of this Agreement.

"Deposit" has the meaning given to that term in Section 2.3.2.

"Due Diligence Date" means the last day of a 30 day period following the later of: (i) the Execution Date; and (ii) delivery to the Purchaser by the Vendor of all the Due Diligence Documents. However, the period from December 20, 2005 to January 3, 2006, inclusive, shall not be counted in the aforesaid 30 day period. By way of example to illustrate the foregoing, if the Due Diligence Documents are received by the Purchaser by December 12, 2005, the Due Diligence Date shall be January 26, 2006.

"Due Diligence Documents" means the documents and information relating to the Project that are described in Schedule B hereto.

"Encumbrance" means any pledge, lien, charge, security agreement, security interest, lease, sublease, title retention agreement, mortgage, encumbrance, easement, right-of-way, restrictive covenant, encroachment, option or adverse Claim of any kind or character whatsoever.

"Environmental Laws" means all Applicable Laws concerning pollution or protection of the natural environment or otherwise relating to the environment or occupational health or safety matters, including Applicable Laws pertaining to (i) reporting, licensing, permitting, investigating and remediating the presence of Hazardous Substances, and (ii) the storage, generation, use, handling, manufacture, processing, transportation, treatment, Release and disposal of Hazardous Substances.

"Execution Date" means the date on which the last of the Vendor and the Purchaser have executed this Agreement and delivered it to the other.

"Financing Condition Date" means 5 Business Days following the later of: (i) delivery to the Purchaser by the Vendor of evidence that the Vendor Initial Conditions have been satisfied; and (ii) the Due Diligence Date.

"Governmental Authority" means any government, regulatory authority, governmental department, agency, commission, board, tribunal or court or other law, rule or regulation-making entity having jurisdiction on behalf of any nation, province or state or other subdivision thereof or any municipality, district or other subdivision thereof.

"GST" means the goods and services tax payable pursuant to the Excise Tax Act (Canada).

"Hazardous Substances" means any substance or material that is prohibited, controlled or regulated by any Governmental Authority pursuant to Environmental Laws, including contaminants, pollutants, dangerous substances, dangerous goods, liquid wastes, industrial wastes, hauled liquid wastes, radioactive wastes, toxic substances, hazardous wastes, hazardous materials or hazardous substances.

"including" means including without limitation.

"Inspection Period" has the meaning given to that term in Section 3.1.

"Interim Period" means the period between the Execution Date and the Closing
Date.

"Lands" means the lands and premises described in Schedule A, together with all easements, rights-of-way and other rights appurtenant thereto.

"New Contracts" means (i) all contracts in connection with the ownership, development, construction, management, maintenance, repair, operation, cleaning, security, fire protection, servicing or any other aspect of the Property, in each case entered into at any time during the Interim Period in accordance with the provisions of Section 7.1.3; (ii) any and all guarantees, indemnities or other agreements relating to the agreements referred to in (i) of this definition of "New Contracts"; (iii) any modifications, renewals or extensions of Contracts entered into at any time during the Interim Period in accordance with the provisions of Section 7.1.3; and (iv) all assignments entered into at any time during the Interim Period in accordance with the provisions of Section
7.1.3. "New Contract" means any one of the New Contracts.

"Non-Assignable Rights" has the meaning given to it in Section 7.5.

"Permitted Encumbrances" means those Encumbrances and other matters affecting title to the Property as set out in Schedule D, and any other Encumbrance which has been consented to or accepted by the Purchaser.

"Person" is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, the government of a country or any political subdivision thereof, or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity.

"Planning Act" means the Planning Act (Ontario).

"Polyair Lease" means a lease to be entered into on Closing between the Purchaser or its assignee and Cantar/Polyair Canada Limited, in accordance with the provisions of Section 7.10.

"Polyair Tenant" means the tenant under the Polyair Lease, who shall be Cantar/Polyair Canada Limited, or such other tenant who has been approved by the Purchaser, in its sole discretion.

"Project" means:

(a) the Property;

(b) the Contracts; and

(c) the Chattels.

"Property" means the Lands and the Buildings, known municipally as 330 Humberline Drive, Toronto, Ontario.

"Purchase Price" means the purchase price for the Project as set out in Section 2.2.

"Purchaser" means Strathallen Acquisitions Inc. and its successors and permitted assigns.

"Purchaser's Solicitors" means Gardiner Roberts LLP.

"Purchaser's Title Condition" has the meaning given to it in Section 3.4.

"Release" has the meaning given to it under any applicable Environmental Laws, including any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage or placement.

"Remedial Order" means any administrative direction, order or sanction issued or imposed by any Governmental Authority pursuant to any Environmental Laws requiring any remediation, containment, removal or clean-up of any Hazardous Substances or requiring that any Release be reduced, modified or eliminated.

"Representative" of any Person means a director, officer, employee, agent, solicitor, accountant or other advisor or representative of such Person. "Title Investigation Period" has the meaning given to it in Section 3.4.

"Vendor Initial Conditions" means the conditions in favour of the Vendor contained in Section 5.2.3.

"Vendor" means Faircove Investments Inc.

"Vendor's Solicitors" means Goldman, Spring, Kichler & Sanders LLP.

"Warranties" means all warranties and guarantees entered into prior to the date of this Agreement, if any, remaining in existence, in respect of the construction, the condition and the existing operation of the Buildings forming part of the Property, to the extent the same are assignable.

1.2      Business Days

                  Where anything is required to be done under this Agreement on a day that is not a Business Day, then the day for such thing to be done shall be the next following Business Day.

1.3      Schedules

                  The following Schedules are attached to and form part of this
Agreement:

                  Schedule A     -   Legal Description of Lands
                  Schedule B     -   Due Diligence Documents
                  Schedule C     -   Permitted Encumbrances


1.4      Interpretation

1.4.1 Headings and Table of Contents. The division of this Agreement into Articles and Sections, the insertion of headings, and the provision of any table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4.2 Number and Gender. Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.4.3 Entire Agreement. This Agreement and all of the Schedules to this Agreement, together with any other agreements, instruments, certificates and other documents contemplated to be executed and delivered pursuant to this Agreement, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and, except as stated in this Agreement and any of the Schedules to this Agreement and the other agreements, instruments, certificates and other documents to be executed and delivered pursuant to this Agreement, contain all of the representations, undertakings and agreements of the parties. This Agreement supersedes all prior negotiations or agreements between the parties, whether written or verbal, with respect to the subject matter of this Agreement including an offer letter dated October 19, 2005, 2005.

1.4.4 Currency. All references to money shall refer to Canadian funds. All certified cheques or bank drafts to be tendered pursuant to this Agreement shall be drawn on one of the six largest Schedule I Canadian chartered banks.

1.4.5 Severability. If any provision contained in this Agreement or its application to any Person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such provision to Persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected, and each provision of this Agreement shall be separately valid and enforceable to the fullest extent permitted by law.

1.4.6 Statute References. Any reference in this Agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time.

1.4.7 Time. Time shall be of the essence of this Agreement. Except as expressly set out in this Agreement, the computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period. The time limited for performing or completing any matter under this Agreement may be extended or abridged by an agreement in writing by the parties or by their respective solicitors.

1.4.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the applicable laws of Canada.

1.4.9 Accounting Principles. All references to generally accepted accounting principles shall be references to the principles recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants, and all accounting terms not otherwise defined in this Agreement shall have the meanings given to them in accordance with Canadian generally accepted accounting principles.

1.4.10 Liability of Officer. If any statement is made in this Agreement or in any document or instrument contemplated to be delivered in this Agreement by any individual who is an officer of any party hereto, such statement shall be deemed to have been made in his or her capacity as an officer of such party and shall be made without personal liability to that individual.

ARTICLE 2
                         AGREEMENT OF PURCHASE AND SALE

2.1      Agreement of Purchase and Sale

                  The Vendor hereby agrees to sell, transfer, assign, set over and convey the Project to the Purchaser, and the Purchaser hereby agrees to purchase, acquire and assume the Project from the Vendor for the Purchase Price, on and subject to the terms and conditions of this Agreement.

2.2      Purchase Price

                  The purchase price for the Project (the "Purchase Price") shall be $11,000,000. The parties shall use reasonable efforts to agree upon an allocation of the Purchase Price as between Lands and Buildings during the Inspection Period.

2.3      Payment of Purchase Price

                  The Purchase Price payable by the Purchaser for the Project, subject to the Adjustments, shall be paid and satisfied as follows:

2.3.1 within two (2) Business Days following the Execution Date, by payment to the Vendor's Solicitors by cheque or bank draft the sum of $100,000 as a deposit (the "Initial Deposit") to be held in trust by the Vendor's Solicitors pending completion or other termination of this Agreement and to be credited on account of the Purchase Price on Closing;

2.3.2 within two (2) Business Days following the later of: (i) the Due Diligence Date; and (ii) the Financing Condition Date, by payment to the Vendor's Solicitors by cheque or bank draft the sum of $400,000 as a further deposit (the "Second Deposit") to be held in trust by the Vendor's Solicitors pending completion or other termination of this Agreement and to be credited on account of the Purchase Price on Closing. For the purposes of this Agreement, the expression "Deposit" means the Initial Deposit together with the Second Deposit if such Second Deposit has been paid; and

2.3.3 as to the balance of the Purchase Price, by certified cheque or bank draft payable on Closing to the Vendor or as the Vendor may direct in writing.

2.4      Interest on Deposit

                  Upon the delivery to, and receipt of the Deposit by the Vendor's Solicitors, the Vendor's Solicitors shall hold and invest the Deposit in accordance with the terms of this Section 2.4. The Vendor's Solicitors are hereby irrevocably authorized and directed by the parties hereto to invest the Deposit in an interest-bearing term certificate or trust account pending the Closing Date or sooner termination of this Agreement and to hold the Deposit in accordance with the provisions of this Agreement.

                  The Deposit, together with all interest earned thereon, shall be held by the Vendor's Solicitors, pending completion of the transaction contemplated by this Agreement or earlier termination of this Agreement and shall be credited against the Purchase Price and paid to the Vendor on Closing. If the transaction contemplated by this Agreement is not completed for any reason, other than solely as a result of the breach or default of the Purchaser pursuant to this Agreement, the Deposit, including interest thereon, shall be forthwith returned to the Purchaser. If the transaction contemplated by this Agreement is not completed solely as a result of the default or breach of the Purchaser pursuant to this Agreement, the Deposit, including all interest thereon, shall be forfeited to the Vendor, as its only remedy against the Purchaser for the Purchaser's default or breach, as a genuine pre-estimate of damages incurred by the Vendor (and not as a penalty) and upon receipt thereof by the Vendor, neither party shall have any further rights or obligations against or in respect of the other under this Agreement, at law, or in equity, as a result of such breach or default of the Purchaser.

2.5      Obligations of Deposit Trustee

                  In holding and dealing with the Deposit and interest earned thereon pursuant to this Agreement, the Vendor's Solicitors are not bound in any way by any agreement other than this Agreement and the Vendor's Solicitors shall not be considered to assume any duty, liability or responsibility other than to hold the Deposit and interest in accordance with the provisions of this Agreement and to pay the Deposit and interest thereon to the Person becoming entitled thereto in accordance with the terms of this Agreement. Provided, however, in the event of a dispute between the parties as to the entitlement to the Deposit and any interest earned thereon, the Vendor's Solicitors may, in its discretion, pay the Deposit and interest earned thereon in dispute into court, whereupon the Vendor's Solicitors shall have no further obligations relating to the Deposit and any interest earned thereon. The Vendor's Solicitors will not, under any circumstances, be required to verify or determine the validity of any notice or other document whatsoever delivered to the Vendor's Solicitors and the Vendor's Solicitors are hereby relieved of any liability or responsibility for any loss or damage which may arise as a result of the acceptance by the Vendor's Solicitors of any such notice or other document in good faith (provided that the Vendor's Solicitors shall not be relieved of any liability or responsibility for any loss or damage which may arise if the Vendor's Solicitors release the Deposit or any interest earned thereon to a party hereto after having received prior written notice from the other party claiming entitlement to such Deposit or advising of a dispute with respect to such entitlement).

2.6      Adjustments

2.6.1 Adjustment Date. Adjustments for the Project shall be made as of the Closing Date. Except as otherwise provided in this Agreement, the Vendor shall be responsible for all expenses and shall be entitled to all revenues accrued with respect to the Project for the period ending on the day before the Closing Date. Except as otherwise provided in this Agreement, the Purchaser shall be responsible for 100% of all expenses and shall be entitled to 100% of all revenues accruing with respect to the Project for the period from and including the Closing Date. The Closing Date shall be for the account of the Purchaser.

2.6.2 Adjustment Items. The Adjustments for the Project shall include all realty taxes, local improvement rates and charges, water and assessment rates, prepaid amounts under Assumed Contracts and New Contracts, current amounts payable under Assumed Contracts and New Contracts, non-metered utilities, fuel, licenses necessary for the operation of the Property, and all other items normally adjusted between a vendor and purchaser in respect of the sale of a property similar to the Property. In addition, the Adjustments for the Project shall include the other matters referred to in this Agreement stated to be the subject of adjustment and, notwithstanding the foregoing, shall exclude the other matters referred to in this Agreement stated not to be the subject of adjustment. The Vendor shall also cause the Polyair Tenant to provide a certified cheque on Closing equal to the aggregate of the first month's rent and last month's rent under the Polyair Lease, as part of the Vendor's obligations on Closing.

2.6.3 Statement of Adjustments. A statement of Adjustments shall be delivered to the Purchaser by the Vendor at least three (3) Business Days prior to the Closing Date and shall have annexed to it details of the calculations used to arrive at all debits and credits on the statement of Adjustments. The Vendor shall give the Purchaser's Representatives reasonable access to all working papers and back-up materials in order to verify the statement of Adjustments.

2.6.4 Readjustment. If the final cost or amount of an item which is to be adjusted has not been determined at Closing, then an initial calculation or adjustment for such item shall be made at Closing, such amount to be estimated by the Vendor and agreed to by the Purchaser, each acting reasonably, as of the Closing Date on the basis of the best evidence available at Closing as to what the final cost or amount of such item will be. In each case, when such cost or amount is determined (such determination to be made as soon as possible and in any event prior to the first anniversary of Closing), the Purchaser shall, within 30 days of determination, provide a complete statement thereof to the Vendor and within 30 days thereafter, the Vendor and the Purchaser shall make a final adjustment as of the Closing Date for the item in question. In the absence of agreement by the parties, the final cost or amount of an item shall be determined by independent auditors, acceptable to the Vendor and the Purchaser, acting reasonably, with the cost of such auditors' determination being shared equally between the Vendor and the Purchaser.

2.7      Specific Adjustment Items

2.7.1 Tax Appeals and Refunds. The Purchaser acknowledges being advised by the Vendor that it has appealed realty taxes for 2003, 2004 and 2005. In the event that there are any realty or business tax appeals for the period prior to the Closing Date, the Vendor shall transfer all of its right, title and benefit therein to the Purchaser (subject to the provisions of this section) and the Purchaser shall be entitled to continue such appeals and shall be entitled to receive all payments resulting therefrom. The Vendor shall direct the municipality to pay any refund or reassessment of such realty or business taxes to the Purchaser. The Purchaser shall pay any refund or reassessment of such realty or business taxes received by it (net of any fees and disbursements payable to any consultant or advisor) as follows:

2.7.1.1 tenants that were in possession of premises at the Property during the period to which any such refund or reassessment relates and are still in possession of premises at the Property when the refund or reassessment is received by the Purchaser shall receive a share of any such refund or reassessment attributable to their leased premises for the period they were in possession of such premises in accordance with the provisions of their leases. In this regard, the Vendor will cooperate fully with the Purchaser in providing all necessary information and documentation that is reasonably required by the Purchaser in order to determine amounts due to tenants or former tenants; and

2.7.1.2 the Vendor and/or the Purchaser shall receive any balance of any such refund or reassessment (each in accordance with its pro rata entitlement for the year in which the Closing Date occurs, the Vendor exclusively for years prior to the year in which the Closing Date occurs and the Purchaser exclusively for years following the year in which the Closing Date occurs).

                  To the extent the Vendor receives any of the aforementioned payments on or after the Closing Date, it shall hold such payments in trust for the Purchaser and forthwith remit them to the Purchaser.

ARTICLE 3
                          DUE DILIGENCE AND INSPECTIONS

3.1      Access to Information and Inspection Period

                  On or before the third Business Day after the Execution Date, to the extent not already delivered by the Vendor to the Purchaser, the Vendor shall deliver or, to the extent mutually agreed by the Vendor and the Purchaser, make available to the Purchaser, the Due Diligence Documents.

                  The Purchaser and its representatives shall have a period (the "Inspection Period") commencing on the Execution Date and expiring at 5:00 PM on the Financing Condition Date:

(a) to review the terms and conditions of the Contracts and all other Due Diligence Documents;

(b) to have access to the Property and upon reasonable notice and at all reasonable times, for the purposes of physical inspections thereof and to carry out prudent tests and inspections of the Property including, without limitation:

(i) its structure and the electrical, mechanical, plumbing, heating, air-conditioning, ventilating, garbage disposal, fire alarm, security and other systems servicing the Buildings; and

(ii) the surface and sub-surface (including ground water) of the Lands by means of such soil tests, bore holes, test pits and other excavation as the Purchaser deems prudent; and

(c) for the purpose of ensuring compliance of the Property with Applicable Laws, including Environmental Laws.

                  At any time until and including the Due Diligence Date, the Purchaser, in its sole and absolute discretion, may elect to cancel this Agreement in accordance with Section 3.2.

3.2      Cancellation Until Due Diligence Date

                  If the Purchaser is not satisfied, in its sole and absolute discretion, with the results of any test, review or inspection carried out in respect of the Project, the Purchaser may elect to cancel this Agreement at any time until and including the Due Diligence Date, by delivery of written notice from the Purchaser or Purchaser's Solicitors to the Vendor or the Vendor's Solicitors to this effect. Upon delivery of such written notice, this Agreement will be null and void, save and except for the obligations contained in Section 3.3, and the Deposit, together with interest earned or accrued thereon, if any, will be returned to the Purchaser without deduction. If no such notice is delivered to the Vendor or the Vendor's Solicitors by the Due Diligence Date, the Purchaser will be deemed to have elected to terminate this Agreement and the Deposit, together with interest earned or accrued thereon, will be returned to the Purchaser without set-off or deduction. The Purchaser may waive its foregoing right to terminate this Agreement by delivering or by having the Purchaser's Solicitors deliver written notice to this effect to the Vendor or the Vendor's Solicitors up to and including the Due Diligence Date (the "Due Diligence Termination Waiver").

3.3      Access to Property until Closing and Indemnity

                  The Vendor will allow the Purchaser and the Purchaser's authorized representatives access to the Property from time to time during normal business hours until Closing to carry out such reasonable tests and inspections as the Purchaser or its authorized representatives may deem necessary, provided that if any such tests or inspections cause damage to the Property, it will be restored and repaired to its former condition at the Purchaser's expense and the Purchaser will indemnify and hold harmless the Vendor for any damage which the Vendor may suffer as a result of such tests or inspections.

                  The Purchaser shall be entitled to request information from municipal, building department, zoning department, environmental department, fire department, Ministry of Health and such other authorities as the Purchaser or the Purchaser's Solicitors may consider necessary or advisable at any time and from time to time prior to Closing in order to ensure compliance with all Applicable Laws. The Vendor shall provide any consents or authorizations (written or otherwise) necessary or desirable to enable the Purchaser or the Purchaser's Solicitors to request such information (without authorizing any inspections of the Property), as soon as reasonably practicable after request therefor.

3.4      Title Examination

                  The Purchaser shall have until 10 days following the Due Diligence Date (the "Title Investigation Period") to review and satisfy itself, in its sole and absolute discretion that title to the Property is good and marketable and free and clear of all Encumbrances, work orders, deficiency notices, outstanding building permits, tax arrears and adverse claims and interests other than the Permitted Encumbrances and to satisfy itself with respect to the Permitted Encumbrances and that the Property and its existing uses comply with all applicable laws and regulations and that the Buildings can be insured against risk of fire at normal rates (collectively the "Purchaser's Title Condition"). The Vendor agrees to use commercially reasonable efforts to satisfy any valid objections in respect of the foregoing that have been raised on or before the end of the Title Investigation Period or subsequently, in the case of any objection going to the root of title, or in connection with any registration, encumbrance, work order, deficiency notice or building permit arising after the end of the Title Investigation Period. The foregoing Purchaser's Title Condition is inserted for the sole benefit of the Purchaser and may be waived by it at any time. If the Purchaser or Purchaser's Solicitors advise the Vendor or the Vendor's Solicitors prior to the end of the Title Investigation Period that the Purchaser's Title Condition has not been satisfied and that the Purchaser wishes to terminate this agreement as a consequence thereof, this Agreement shall thereupon become null and void and the Purchaser shall be entitled to the return of the Deposit with interest and without deduction. However, to the extent valid requisitions have been submitted which are reasonably capable of being satisfied prior to Closing, and the Purchaser does not wish to terminate the Agreement, the Vendor shall continue to use its commercially reasonable efforts to satisfy such valid requisitions. If despite such reasonable commercial efforts, it is unable to satisfy same prior to Closing, the Purchaser may at its option, waive such requisitions and complete the transaction or terminate, whereupon it shall be entitled to the return of the Deposit with interest and without deduction. Notwithstanding the foregoing, the Vendor represents and warrants that the existing tenant recently completed minor office renovations pursuant to a building permit and has substantially completed the construction of an external pad on the Property pursuant to another building permit, neither of which permit has yet been cleared (collectively, the "Outstanding Work"). The Purchaser agrees to complete the Closing notwithstanding the Outstanding Work, provided the Polyair Tenant undertakes in the Polyair Lease to complete such Outstanding Work in accordance with the building permits and to clear the permits within 150 days following the Closing Date. In connection with the Outstanding Work, the Polyair Lease shall also include the Polyair Tenant's covenant to: (i) forthwith discharge any liens that may arise; (ii) comply with all relevant provisions of the Construction Lien Act (Ontario); and (iii) indemnify and save the landlord harmless from all costs, losses, damages and liability suffered or incurred by it.

3.5      Confidentiality

                  Subject to Section 8.9 the Purchaser shall use its reasonable efforts to keep confidential all information and documentation (the "Information") obtained by the Purchaser pursuant to or in connection with this Agreement other than:

(a) information or documentation in the public domain at the time of receipt by the Purchaser; and

(b) information or documentation which thereafter becomes public through no fault or act of the Purchaser.

                  The Purchaser shall not use any of the Information for any purposes not related to the transaction contemplated by this Agreement. The Purchaser may disclose the Information to its shareholders, unitholders, investors, financial institutions, lenders or professional advisors, provided that the Purchaser advises them of the provisions of this Section 3.5 and the Purchaser's obligations hereunder.

                  If this Agreement is terminated, the Purchaser shall promptly return to the Vendor all Information, and all copies of the Information in the possession or control of the Purchaser. For greater certainty, for purposes of the requirements set out in this paragraph, "Information" does not include this Agreement or any other agreements or documents negotiated between the parties pursuant to this Agreement. Notwithstanding the foregoing, if for any reason the transaction contemplated by this Agreement is not completed, the Purchaser shall be permitted to retain, and shall not be required to provide any copies to the Vendor of, any reports or studies commissioned by the Purchaser in connection with the Property, or any part thereof, provided however that the Vendor may obtain from the Purchaser copies of such reports and studies from the Purchaser upon compensating the Purchaser for all costs incurred by the Purchaser in respect of commissioning same, and provided further that the Vendor shall not rely on any such reports or studies delivered or made available by the Purchaser to the Vendor, unless the Vendor requests from and obtains, at its sole cost and expense, a reliance letter directly from the entity commissioned to provide such report(s) or study(ies).

ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES

4.1      Representations and Warranties of Vendor

                  The Vendor covenants, represents and warrants to and in favour of the Purchaser that, as of the date of this Agreement:

4.1.1 Corporate Status. The Vendor is subsisting under the laws of the Province of Ontario and has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements contemplated by this Agreement and to perform its obligations under this Agreement and all other agreements contemplated by this Agreement;

4.1.2 Authorization. Its execution and delivery of this Agreement and all other agreements contemplated by this Agreement and its consummation of the transactions contemplated by this Agreement, have been duly authorized by all necessary action;

4.1.3 No Breach of Instruments or Laws. Neither the entering into nor the delivery of this Agreement nor the completion by the Vendor of the transactions contemplated hereby will conflict with, or constitute a default under, or result in a violation of (i) any of the provisions of the constating documents or by-laws of the Vendor, or (ii) any Applicable Laws;

4.1.4 Enforceability of Obligations. This Agreement has been validly executed and delivered by the Vendor and is a valid and legally binding obligation of the Vendor and enforceable against the Vendor in accordance with its terms, subject to the limitations with respect to enforcement imposed by Applicable Laws in connection with bankruptcy, insolvency, liquidation, reorganization or other similar laws affecting the enforcement of creditors' rights generally and subject to the availability of equitable remedies such as specific performance and injunction which are only available in the discretion of the court from which they are sought;

4.1.5 Residence. The Vendor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada);


4.1.6 No Bankruptcy. The Vendor (i) is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) or the Winding-up and Restructuring Act (Canada), (ii) has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, (iii) has not had any petition for a receiving order presented in respect of it, or (iv) has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution;

4.1.7 Beneficial Title. The Vendor is the sole registered and beneficial owner of the Property;

4.1.8 Notices. Subject to the provisions of section 3.4, as of the Closing Date there will be no outstanding obligations relating to any existing written notice from any Governmental Authority ordering or directing that any alteration, repair, improvement or other work be done with respect to any Building or relating to any non-compliance with any Applicable Laws;

4.1.9 Leases. There are no leases affecting the Property and on Closing, the only lease that affects the Property will be the Polyair Lease;

4.1.10 Remedial Orders. As of the Closing Date there will be no outstanding obligations relating to any existing written notice of any Remedial Order from any Governmental Authority with respect to the Property;

4.1.11 No Employees. There will be no salaried or contract employees of the Vendor or any other Person for whom the Purchaser will be required to assume any responsibility or liability on the Closing Date;

4.1.12 No Litigation. There is no litigation outstanding, or, to the best of its knowledge, threatened against the Vendor with respect to the Property or otherwise involving the Property;

4.1.13 No Expropriation. To the best of the knowledge of the Vendor, no written notice of any expropriation or condemnation affecting the Property has been issued or received;

4.1.14 Contracts. The Contracts shall be delivered to the Purchaser as part of the Due Diligence Documents pursuant to Section 3.1. Except as may be disclosed to the Purchaser during the Inspection Period, and approved by the Purchaser in accordance with Section 7.1.3, none of the Contracts has been amended, extended, assigned or renewed and each of the Contracts is in good standing and the Vendor has performed its obligations thereunder. The Purchaser acknowledges some of the Contracts may be Contracts entered into by the existing tenant of the Building and not the Vendor and that the Polyair Tenant may continue with the same regarding the ongoing operation and business of the Polyair Tenant. Such Contracts entered into by the existing tenant of the Building shall not be assigned on Closing to the Purchaser;

4.1.15 GST. The Vendor is a GST registrant under the Excise Tax Act (Canada) and will provide its registration number to the Purchaser on or before the Closing Date;

4.1.16 Regulatory Approvals and Consents. No approval or consent of any Governmental Authority is required in connection with the execution and delivery of this Agreement by the Vendor and the consummation by it of the transactions contemplated by this Agreement;

4.1.17 Environmental Data. The Vendor will deliver to the Purchaser as part of its Due Diligence Documents and will not knowingly withhold from the Purchaser any environmental reports, assessments, audits, tests or inspection results relating to the Property that were obtained by, or are in the possession or control of, or carried out on behalf of the Vendor or its Representatives. For the purpose of the foregoing, knowledge of the Vendor shall be deemed to be the knowledge of the directors and senior officers of the Vendor;

4.1.18 Construction Liens. All accounts owing for work, labour, materials, services and equipment performed for or on behalf of the Vendor, or the Vendor's Solicitors in respect of or relating to the Property have been fully paid for, and no Person has the right to file a lien in respect thereof and neither the Vendor, nor the Vendor's Solicitors has received notice of any claim of any Person, in respect of any lien under the applicable statute governing construction (or similar) liens in the applicable jurisdiction in which the Property is situated affecting the Property, except as may be shown on the registered title to the Property or in the Due Diligence Documents;

4.1.19 Chattels. The Chattels, as herein described, and owned by the Vendor, constitute all of the equipment, furnishings and fixtures used by the Vendor in connection with the Property;

4.1.20 Options to Purchase. Save and except for the Hawklane Right (as hereinafter defined) there are no options to purchase or rights of first refusal to purchase with respect to the Property or the Project that have not expired or been waived;

4.1.21   Intentionally deleted;

4.1.22 Accuracy of Information. To the best of the Vendor's knowledge, the statements and information provided to the Purchaser are accurate;

4.1.23   Environmental Matters. Intentionally deleted;

4.1.24 Maintenance of Insurance. The Vendor maintains, and is in good standing in respect of such fire, boiler, public liability, property damage and rental insurance covering the Property as would be maintained by a prudent owner of a similar property, which insurance in respect of loss or damage to the Building is in an amount at least equal to the replacement value thereof;

4.1.25 No Collective Bargaining Agreement. The Vendor is not bound by or a party to any collective bargaining agreement and has no collective bargaining obligations relating to its employees at the Property that will cause the Purchaser, by reason of its purchase of the Property from the Vendor, to be bound by any such trade union collective bargaining agreement or other similar trade union labour type agreement;

4.1.26 Compliance with Laws. To the best of the Vendor's knowledge, the present uses of the Property are lawful and comply with all Applicable Laws; and

4.1.27 Vendor to Update Due Diligence Documents. The Vendor will continue to disclose or update the Due Diligence Documents as the Vendor becomes aware of any changes or modifications thereto.

4.2      Representations and Warranties of Purchaser

                  The Purchaser covenants, represents and warrants to and in favour of the Vendor that, as of the date of this Agreement:

4.2.1 Corporate Status. The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements contemplated by this Agreement and to perform its obligations under this Agreement and all other agreements contemplated by this Agreement;

4.2.2 Authorization. The execution and delivery of this Agreement and all other agreements contemplated by this Agreement by the Purchaser and the consummation of the transactions contemplated by this Agreement by the Purchaser have been or will on Closing be duly authorized by all necessary corporate action on the part of the Purchaser;

4.2.3 No Breach of Instruments or Laws. Neither the entering into nor the delivery of this Agreement nor the completion by the Purchaser of the transactions contemplated hereby will conflict with, or constitute a default under, or result in a violation of (i) any of the provisions of the constating documents or by-laws of the Purchaser; or (ii) any Applicable Laws;

4.2.4 Enforceability of Obligations. This Agreement has been validly executed and delivered by the Purchaser and is a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the limitations with respect to enforcement imposed by Applicable Laws in connection with bankruptcy, insolvency, liquidation, reorganization or other similar laws affecting the enforcement of creditors' rights generally and subject to the availability of equitable remedies such as specific performance and injunction which are only available in the discretion of the court from which they are sought;

4.2.5 No Bankruptcy. The Purchaser (i) is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) or the Winding-up and Restructuring Act (Canada), (ii) has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, (iii) has not had any petition for a receiving order presented in respect of it, and (iv) has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution;

4.2.6 GST. The Purchaser or its assignee will on Closing be a GST registrant under the Excise Tax Act (Canada) and will provide its registration number or the registration number of its assignee to the Vendor on or before the Closing Date;

4.2.7 Regulatory Approvals and Consents. No approval or consent of any Governmental Authority is required in connection with the execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated by this Agreement by the Purchaser;

4.2.8 Status of Purchaser. The Purchaser is not a non-Canadian for the purposes of the Investment Canada Act (Canada); and

4.2.9 Environmental Matters. The Purchaser acknowledges that it has been given copies of the environmental reports prepared by URS DAMES & MOORE CANADA, dated January 13, 2003 as well as a Phase I report prepared by GaiaTech dated November, 2004 (collectively, the "Environmental Reports"). Provided the Closing hereunder takes place, the Purchaser does hereby acknowledge, represent and warrant to the Vendor that:

        (a) the Purchaser has fully examined and inspected the Property and will have on Closing conducted its own independent investigation of current and past uses of the Property and searches, inspections, investigations and testing for environmental integrity and in respect of all other environmental matters pertaining to the Property;

        (b) the Purchaser will have accepted and/or will be fully satisfied in all respects with the foregoing and with the environmental condition of the Property as of Closing and compliance of the Property with all applicable environmental laws, by-laws and regulations of all Governmental Authorities as of Closing; and

        (c) the Property will be purchased and assumed by the Purchaser from an environmental perspective in its present and "as is" condition and on Closing the Purchaser shall assume responsibility for the environmental conditions of the Property and the Vendor shall have no obligations or responsibility for the environmental condition of the Property and the Vendor shall have no obligations or responsibility to the Purchaser after Closing with respect to the environmental conditions thereof.

                  For greater certainty, the Vendor will cause the existing tenant(s) and any former non-arms length tenants to release the Purchaser from all liability in connection with any environmental matters and the Polyair Lease will contain covenants from the Polyair Tenant in connection with environmental matters, that are common in industrial leases.

4.3      Non-Waiver

                  No investigations made by or on behalf of the Vendor or the Purchaser at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the other parties pursuant to this Agreement. Prior to Closing, each party covenants to give written notice to the other parties if it becomes aware of any breach of any representation or warranty given by another party contained in this Agreement, and if such party completes the transactions contemplated by this Agreement, such party shall be deemed to have waived such representation or warranty, the breach of which was known to it. No waiver of any condition or other provision contained in this Agreement, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

4.4      Survival

                  The representations and warranties contained in this Agreement shall not merge on Closing but shall continue in full force and effect for the benefit of the party entitled thereto for a period of nine months following the Closing Date. The representations and warranties contained in this Agreement will cease to have effect nine months following the Closing Date except to the extent that written notice of a Claim has been made thereunder prior to that date.

4.5      Indemnities re Construction Lien Act

                  The Vendor shall indemnify and hold the Purchaser harmless from and in respect of any and all claims for work or services or for liens or deficiencies in holdbacks required to be retained under the Construction Lien Act (Ontario) affecting the Vendor's interest in the Property with respect to work or services contracted for or performed before Closing.

ARTICLE 5
                             CONDITIONS AND CONSENTS

5.1      Conditions of the Purchaser

                  The obligation of the Purchaser to complete the transactions contemplated by this Agreement on Closing shall be subject to the following conditions:

5.1.1 Due Diligence. By the Due Diligence Date, the Purchaser shall have conducted such searches, inspections and tests that the Purchaser, in its sole and absolute discretion, deems advisable with respect to the Project including, without limitation, physical and engineering inspections, environmental audits, financial audits, operating costs analysis, review of the Contracts, potential rental revenue from the Property, and is satisfied, in its sole and absolute discretion, with the results of such searches, as evidenced by delivery to the Vendor or the Vendor's Solicitors of the Due Diligence Termination Waiver;

5.1.2 Financing Condition. By the Financing Condition Date, the Purchaser will have obtained a signed and unconditional first mortgage commitment from an institutional lender on terms satisfactory to it in its sole discretion, including the following: principal amount equal to up to 70% of Purchase Price; 10 year term; 25 year amortization; rate not greater than 130 basis points above 10 year Canada Savings Bonds; non-recourse. If the Purchaser delivers the Due Diligence Termination Waiver, it will simultaneously provide written confirmation that it has applied for mortgage financing and is in the process of negotiating the terms thereof, as evidenced by a proposed term sheet, draft or signed commitment letter or correspondence with the proposed lender(s), to the extent available. Such confirmation, along with delivery of the Due Diligence Termination Waiver shall not constitute a waiver by the Purchaser of this Financing Condition;

5.1.3 Releases and Discharges. On or before the Closing Date, the title to the Project shall be the same as the title to the Project three Business Days prior to the Title Investigation Date, subject to requisitions that have been made by or on behalf of the Purchaser and that have been agreed to by the Vendor, and the Project shall be transferred in accordance with the provisions hereof and delivered to the Purchaser free and clear of all Encumbrances, except for (1) the Permitted Encumbrances, and (2) such other matters which have been agreed to, accepted or waived by the Purchaser;

5.1.4 Material Adverse Change. During the Interim Period, no event or occurrence with respect to the Project shall have occurred, which event or occurrence shall, in the opinion of the Purchaser (acting reasonably and in good faith), have a material adverse impact on the value of the Project;

5.1.5 Performance of Obligations. On the Closing Date, all of the material terms, covenants and conditions of this Agreement to be complied with or performed by the Vendor shall have been complied with or performed in all material respects on or before the times contemplated in this Agreement, including without limitation, the obligation of the Vendor to cause the Polyair Tenant to enter into the Polyair Lease on Closing in the form and upon the terms agreed to by the Purchaser and the Polyair Tenant prior to the Due Diligence Date;

5.1.6 Representations and Warranties. On the Closing Date, the representations and warranties of the Vendor set out in Section 4.1 of this Agreement shall be true and accurate in all material respects as if made on and as of the Closing Date, and the Vendor shall have delivered to the Purchaser a certificate executed by an officer dated the Closing Date to this effect;

5.1.7 No Orders or Remedial Orders. On the Closing Date, (i) there will be no outstanding notices from any Governmental Authority ordering or directing that any alteration, repair, improvement or other work be done with respect to any Building or relating to any non-compliance with any Applicable Laws, nor any notices or directives capable of resulting in such a notice or work order, and (ii) there will be no outstanding Remedial Orders from any Governmental Authority with respect to the Property; and

5.1.8 Form and terms of Polyair Lease. By the Due Diligence Date, the Purchaser and the Polyair Tenant will, both acting reasonably, have agreed upon the terms of the Polyair Lease.

The conditions set out in this Section 5.1 are for the sole benefit of the Purchaser and may be waived in whole or in part by the Purchaser, in its sole discretion, by written notice to the Vendor on or prior to the relevant date for the satisfaction or waiver of same.

5.2      Conditions of the Vendor

                  The obligation of the Vendor to complete the transactions contemplated by this Agreement on Closing shall be subject to the following conditions:

5.2.1 Performance of Obligations. On the Closing Date, all of the material terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser shall have been complied with or performed in all material respects on or before the times contemplated in this Agreement, including without limitation, the obligation of the Purchaser or its assignee to enter into the Polyair Lease on Closing in the form and upon the terms agreed to by the Purchaser and the Polyair Tenant prior to the Due Diligence Date;

5.2.2 Representations and Warranties. On the Closing Date, the representations and warranties of the Purchaser set out in Section 4.2 shall be true and accurate in all material respects as if made on and as of the Closing Date and the Purchaser shall have delivered to the Vendor a certificate executed by a officer of the Purchaser dated the Closing Date to this effect;

5.2.3 Vendor Initial Conditions. By the 15th day following the delivery to the Vendor or the Vendor's Solicitors of the Due Diligence Termination Waiver (the "Vendor Condition Date"), the Vendor will have: (i) received confirmation from LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch consenting to the transaction of purchase and sale herein and agreeing to discharge any existing mortgage upon the Property in their favour on terms satisfactory to the Vendor in the Vendor's sole and unlimited discretion; (ii) obtained the waiver and release from Hawklane Developments Inc. of its put/call rights in relation to the Property as set forth in a certain put/call agreement dated March 24, 2004 (the "Hawklane Rights") entered into by the Vendor with Hawklane Developments Inc.; and
     (iii) obtained approval from the board of directors of its parent corporation with respect to the transaction of purchase and sale herein, other than the Vendor's obligation in connection with the Re-Imbursement Covenant, in respect of which the Vendor represents and warrants that it has already obtained approval from the board of directors of its parent (collectively, the "Vendor Initial Conditions"); and

5.2.4 Form and terms of Polyair Lease. By the Due Diligence Date, the Purchaser and the Polyair Tenant will, both acting reasonably, have agreed upon the terms of the Polyair Lease.

The conditions set out in this Section 5.2 are for the sole benefit of the Vendor and may be waived in whole or in part by the Vendor, in its sole discretion, by written notice to the Purchaser, except for the condition in
Section 5.2.3, which, if not satisfied, cannot be waived. If the Vendor Initial Conditions have not been satisfied by the Vendor by the Vendor Condition Date, the Purchaser, may at its option, extend the Vendor Condition Date by up to a further 30 days (the "Extended Vendor Condition Date"). If the Vendor Initial Conditions have not been satisfied by the Vendor Condition Date or the Extended Vendor Condition Date (if the Purchaser has extended the Vendor Condition Date, as aforesaid), this Agreement shall be at an end and the Vendor will pay to the Purchaser all of its third party costs and expenses incurred in connection with this transaction, including professional fees, forthwith, up to a maximum of $50,000 (the "Re-imbursement Covenant").

5.3      Non-Satisfaction of Conditions

5.3.1 Conditions for the Benefit of the Purchaser. If any of the conditions set out in Section 5.1 are not satisfied or waived on or before the relevant date for the satisfaction or waiver of same as set out above, the Purchaser may terminate this Agreement by notice in writing to the Vendor given on or before the applicable condition date, in which event: (i) the Deposit, together with interest earned or accrued thereon, will be returned to the Purchaser without deduction, (ii) this Agreement shall be null and void and of no further force or effect whatsoever, (iii) the Purchaser shall be released from all of its liabilities and obligations under this Agreement and, (iv) unless the condition or conditions that have not been satisfied or waived could reasonably have been performed by the Vendor or were not satisfied as a result of the default of the Vendor, the Vendor shall also be released from all of its liabilities and obligations under this Agreement. However, the Purchaser may waive compliance with any of the conditions set out in Section 5.1 in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition contained in Section 5.1 in whole or in part but such waiver shall disentitle the Purchaser to recover damages for the breach of the representation, warranty, covenant or condition so waived. In the case of the conditions contained in Sections 5.1.1, 5.1.2 and 5.1.8, if the Purchaser or the Purchaser's Solicitors have neither waived such conditions nor advised that such conditions have been satisfied by the applicable date set out above for the satisfaction or waiver of same, then such condition(s) shall be deemed not to have been satisfied or waived.

5.3.2 Closing Conditions for the Benefit of the Vendor. If any of the conditions set out in Section 5.2 are not satisfied or waived on or before the Closing Date, the Vendor may terminate this Agreement by notice in writing to the Purchaser given on or before the Closing Date, in which event: (i) this Agreement shall be null and void and of no further force or effect whatsoever, (ii) the Vendor shall be released from all of its liabilities and obligations under this Agreement, subject to the Re-imbursement Covenant, and (iii) if the condition or conditions that have not been satisfied or waived were not satisfied solely as a result of the default of the Purchaser and each of the conditions set out in Section 5.1 are satisfied or waived, the Deposit, together with interest accrued thereon, will be forfeited to the Vendor as its only remedy against the Purchaser (and the Purchaser will be released from all obligations and liabilities under this Agreement). In all other circumstances, the Deposit together with all interest earned or accrued thereon, will be returned to the Purchaser without deduction. The Vendor may waive compliance with any of the conditions set out in Section 5.2 (except 5.2.3) in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition contained in Section 5.2 in whole or in part.

5.3.3 Closing Conditions. All conditions to be satisfied on Closing shall be deemed to be satisfied if Closing occurs.

5.4      Satisfaction of Conditions

                  Each party agrees to proceed in good faith and with promptness and reasonable diligence to attempt to satisfy those conditions contained in Sections 5.1 and 5.2 that are within its control, acting reasonably.

5.5      Not Conditions Precedent

                  The conditions set out in Sections 5.1 and 5.2 are conditions to the obligations of the parties to this Agreement and are not conditions precedent to the existence or enforceability of this Agreement.

ARTICLE 6
                        PREPARATION OF CLOSING DOCUMENTS

6.1      Vendor's Closing Documents

                  On or before Closing, subject to the provisions of this Agreement, the Vendor shall cause to be prepared and the Vendor shall execute or cause to be executed and shall deliver or cause to be delivered to the Purchaser the following items:

6.1.1 a registrable transfer/deed of land for the Property to the Purchaser, or as it may direct in accordance with this Agreement and containing the statements by the Vendor and its solicitors contemplated by Section 50(22)(a) and (b) of the Planning Act;

6.1.2 a general conveyance from the Vendor to the Purchaser wherein the Vendor conveys, releases and sets over all of its beneficial right, title and interest in the Project;

6.1.3    the Polyair Lease;

6.1.4    the Assignment and Assumption of Contracts;

6.1.5 directions to the other parties under the Assumed Contracts and the New Contracts respecting the performance of obligations under such Contracts from and after the Closing Date;

6.1.6    an officer's certificate of the Vendor certifying that:

     (a) it is not a non-resident of Canada within the meaning of Section 116 of the Income Tax Act (Canada); and

     (b) its representations and warranties contained in this Agreement are true and accurate in all material respects as of the Closing Date, as contemplated by Section 5.1.6;

6.1.7 an undertaking by the Vendor to readjust the Adjustments, as contemplated in Section 2.6.4;

6.1.8 originals of all Assumed Contracts, New Contracts, and copies of all files and documents relating to the Project in the possession or control of the Vendor;

6.1.9 an assignment of all guarantees or warranties affecting the Property, if any, to the extent assignable;

6.1.10 the Vendor's indemnity with respect to the termination of employees, pursuant to Section 7.7;

6.1.11   the Vendor's indemnities pursuant to Sections 8.6 and 8.14;

6.1.12 all master keys (and duplicate keys, if any) to all locks in the Buildings and which are in the Vendor's possession;

6.1.13   a declaration of possession;

6.1.14   waiver by Hawklane Developments Inc. of the Hawklane Right;

6.1.15 discharges in registrable form of all mortgages, liens, charges, encumbrances, restrictions, leases and any other claims, interests and Encumbrances whatsoever except the Permitted Encumbrances; and

6.1.16 such other bills of sale, transfers, assignments and documents relating to the completion of the transactions contemplated by this Agreement as the Purchaser may reasonably require to transfer title to the Project from the Vendor to the Purchaser, all in form and substance satisfactory to the Purchaser and the Vendor, each acting reasonably and in good faith, provided that none of the Closing Documents shall contain covenants, representations or warranties that are in addition to or more onerous upon either the Vendor or the Purchaser than those expressly set forth in this Agreement, including this Section 6.1.

6.2      Purchaser's Closing Documents

                  On or before Closing, subject to the provisions of this Agreement, the Purchaser shall execute or cause to be executed and shall deliver or cause to be delivered to the Vendor the following items:

6.2.1    the Assignment and Assumption of Contracts;

6.2.2 a certificate of the Purchaser executed by a senior officer of the Purchaser confirming that the Purchaser is a registrant for GST purposes under the Excise Tax Act (Canada) as at the Closing Date and setting out the registration number of the Purchaser for GST purposes which, if correct, shall be conclusive of such GST registration and shall preclude the Vendor from collection of GST on Closing;

6.2.3 an undertaking of the Purchaser to remit to the Receiver General for Canada on a timely basis, to the extent required under the Excise Tax Act (Canada), any GST exigible in connection with the transactions contemplated by this Agreement and to indemnify and hold the Vendor harmless from and against any and all Claims that may be suffered or incurred by the Vendor arising from or in respect of the Purchaser's failure to register for the purposes of the GST or to perform its obligations under the Excise Tax Act (Canada) in connection with the completion of the transactions contemplated by this Agreement;

6.2.4 a certificate of the Purchaser executed by a senior officer of the Purchaser certifying that the representations and warranties of the Purchaser set out in Section 4.2 are true and accurate in all material respects as of the Closing Date, as contemplated by Section 5.2.2;

6.2.5 an undertaking by the Purchaser to readjust the Adjustments, as contemplated in Section 2.6.4;

6.2.6    the Polyair Lease; and

6.2.7 such further documentation relating to the completion of this Agreement as the Vendor may reasonably require,

all in form and substance satisfactory to the Purchaser and the Vendor, each acting reasonably and in good faith, provided that none of the Closing Documents shall contain covenants, representations or warranties that are in addition to or more onerous upon either the Vendor or the Purchaser than those expressly set forth in this Agreement, including this Section 6.2.

6.3      Registration and Other Costs

                  The Vendor and the Purchaser shall each be responsible for the costs of their respective solicitors. The Purchaser shall be responsible for and pay all land transfer taxes payable on the transfer of the Project to the Purchaser, all registration fees payable in connection with the registration of the deeds or transfers referred to in Section 6.1 or other documents or instruments referred to in Section 6.1 and all federal or provincial sales taxes and other taxes payable by a purchaser in connection with the transfer of the Project to the Purchaser.

6.4      Electronic Registration

         Each of the Vendor and Purchaser shall retain a lawyer to complete this transaction, which will be completed by electronic registration pursuant to Part III of the Land Registration Reform Act, R.S.O. 1990 and the Electronic Registration Act, S.O. 1991, and any amendments thereto and the Vendor and Purchaser acknowledge and agree that the exchange of closing funds, non-registrable documents and other items (the "Requisite Deliveries") and the release thereof to the Vendor and Purchaser will:

(i) not occur at the same time as the registration of the Transfer/Deed of Land (and any other documents intended to be registered in connection with the completion of this transaction);

(ii) be subject to conditions whereby the lawyers receiving any of the Requisite Deliveries will be required to hold same in trust and not release same except in accordance with the terms of a document registration agreement between the said lawyers, the form of which is as recommended from time to time by the Law Society of Upper Canada.

         The parties agree that tender shall have been validly made by the Vendor when the "Completeness Signature" for the Transfer/Deed of Land has been electronically "signed" by the Vendor's Solicitors on or before closing, and same shall be satisfactory evidence that the Vendor is ready, willing and able to complete the sale transaction and the Vendor shall be deemed to have effected a sufficient, good and valid tender upon the Purchaser.

6.5      Closing Arrangements

                  This Agreement shall be completed on the Closing Date at the offices of the Vendor's Solicitors. Vacant possession of the Subject Property shall be given to the Purchaser, subject to the Polyair Lease, when the Closing has taken place in accordance with the provisions of Section 6.4.

ARTICLE 7
                  OPERATION UNTIL CLOSING AND VENDOR COVENANTS

7.1      Operation Until Closing

7.1.1 Continued Management. During the Interim Period, the Vendor shall cause the Project to be operated, managed and maintained in the ordinary course of business consistent with its past practice. During the Interim Period, the Vendor shall continue in force all policies of insurance currently maintained with respect to the Project and shall give all notices and present claims under all insurance policies in a timely fashion. The Vendor will keep the Purchaser informed of all material developments in respect of the Property, including any material requests received by the Vendor from any Governmental Authority.

7.1.2 Future Leases. During the Interim Period, the Vendor covenants and agrees not to enter into any leases in respect of the Property.

7.1.3 New Contracts. During the Interim Period, the Vendor agrees to forward all New Contracts to the Purchaser for its review (together with such credit and other supporting information as is then in the Vendor's possession or control). From the Execution Date until and including the fifth Business Day prior to the Due Diligence Date, all New Contracts shall be subject to the prior written approval of the Purchaser, which approval may not be unreasonably withheld. From and after the fourth Business Day prior to the Due Diligence Date until Closing, all New Contracts shall be subject to the prior written approval of the Purchaser, which approval may be given or withheld in the Purchaser's sole, absolute and unfettered discretion. Provided, for the purposes of this Section 7.1.3, in respect of any New Contract entered into following the fifth Business Day prior to the Due Diligence Date, the Purchaser's approval shall be deemed not to have been given unless within five (5) Business Days immediately following the delivery to the Purchaser of the Vendor's request for the Purchaser's approval, the Vendor receives written notice from the Purchaser that the Purchaser, in its sole discretion, gives its approval to any such New Contract.

7.1.4 No further Encumbrances. The Vendor shall not further encumber the Project during the Interim Period and shall, subject to and in accordance with the terms of this Agreement, discharge all Encumbrances affecting the Project on or before Closing, other than the Permitted Encumbrances and except for all New Contracts approved by the Purchaser pursuant to and in accordance with this Section 7.1.

7.2      Work Orders

                  Subject to Section 3.4, the Vendor covenants and agrees that if the Vendor shall receive a notice, or if any notice is currently outstanding (the "Notice"), advising of any defects in the construction, state of repair or state of completion of the Property, including any of the Buildings or ordering or directing that any alterations, repairs, improvements or other work be done or relating to non-compliance with any building permit, building or land use by-law, ordinance or regulation or otherwise from any Governmental Authority, the Vendor shall, subject to the provisions hereinafter contained and subject to the disposition of any bona fide dispute relating to such Notice and the expiry of any relevant appeal periods relating thereto (the "Dispute"), correct such matters as are set out in the Notice prior to Closing or, in the case of any bona fide Dispute as aforesaid, correct such matters forthwith following the expiry of the period of dispute (the "Dispute Period") at the Vendor's expense in accordance with the provisions of the Notice or to the satisfaction of the Governmental Authority who gave the Notice.

                  The Vendor shall carry out and perform all such work that is the Vendor's responsibility pursuant to this Section 7.2, if necessary, in a diligent, expeditious manner in accordance with the requirements of all Governmental Authorities.

7.3      Assumed Contracts

                  On or before the Due Diligence Date, the Purchaser shall advise the Vendor in writing regarding those Contracts which the Purchaser wishes to assume on Closing (the "Assumed Contracts"). The Vendor, at its sole cost and expense, shall terminate on or before the Closing Date and the Vendor shall provide the Purchaser with evidence of such termination on Closing, all Contracts other than the Assumed Contracts and the New Contracts. The Vendor shall indemnify and save the Purchaser harmless from and against any and all losses, damages, claims, costs or liabilities that may be suffered or incurred by the Purchaser arising from or in respect of any Contracts (other than the Assumed Contracts and the New Contracts, in each case for the period from and after Closing).

7.4      Risk

(1) General. The Property shall be at the risk of the Vendor until Closing. Until Closing, the Vendor shall maintain, at its sole cost and expense, insurance against fire and other perils and against third party liability with respect to the Property in such amounts as a careful and prudent owner of similar property and premises would maintain. The Vendor shall cause the Purchaser to be named as an additional named insured to the extent of its interest in the Property. All such insurance shall be held for the benefit of the parties as their interests may appear. If any loss or damage to the Property occurs on or before the Closing Date, the Vendor will retain an independent expert to estimate the cost of repair and shall promptly deliver a written notice (the "Notice of Loss") to the Purchaser specifying the nature and extent of the loss or damage.

(2) Damage Less than $200,000. If the estimated total aggregate of all losses and damage to the Property is less than or equal to $200,000, the Purchaser shall have no right to terminate this Agreement pursuant to this Section and the Purchaser shall complete this Agreement on the Closing Date, shall be entitled to receive any insurance proceeds in respect of such loss or damage (including the proceeds of rental interruption insurance, but only in respect of the period from and after the Closing Date) and the Vendor shall release its interest in any such insurance proceeds (other than the proceeds of rental interruption insurance in respect of the period prior to the Closing
         Date). In addition, the Purchase Price shall be reduced by the amount of the deductible under the Vendor's insurance coverage, if the Vendor has not already paid the deductible.

(3) Damage More than $200,000. If the estimated total aggregate of all losses and damage to the Property is more than $200,000, the Purchaser may elect to terminate this Agreement by giving notice of termination to the Vendor on or before the 5th Business Day following delivery of the Notice of Loss, in which case this Agreement shall be terminated, be null and void and of no further force or effect whatsoever and the Deposit, together with all interest accrued thereon, shall be returned to the Purchaser forthwith without deduction. If the Vendor fails to deliver a Notice of Loss disclosing losses or damages of more than $200,000 within sufficient time to enable the Purchaser to have 5 Business Days within which to respond prior to the Closing Date, the Closing Date shall be extended accordingly. If the Purchaser fails to deliver such notice of termination within such 5 Business Days following delivery to it of the Notice of Loss, the Purchaser shall be deemed to have elected to terminate this Agreement and it shall be entitled to the return of the Deposit with interest and without deduction. If the Purchaser does not elect to terminate this Agreement, it shall complete this Agreement on the Closing Date and it shall receive all insurance proceeds in respect of the Property (including the proceeds of rental interruption insurance, but only in respect of the period from and after the Closing Date) and the Vendor shall release its interest in any insurance proceeds in respect of the Property (other than the proceeds of rental interruption insurance in respect of the period prior to the Closing Date). In addition, the Purchase Price shall be reduced by the amount of the deductible under the Vendor's insurance coverage, if the Vendor has not already paid the deductible.

7.5      Non-Assignable Rights

                  Nothing in this Agreement shall be construed as an assignment to the Purchaser of, or an attempt to assign to the Purchaser, any Assumed Contract, New Contracts or Permitted Encumbrance that is (i) not assignable, or
(ii) not assignable without the approval or consent of the other party or parties thereto, without obtaining such approval or consent (collectively, the "Non-Assignable Rights"). In connection with such Non-Assignable Rights, the Vendor shall, at the request of the Purchaser acting reasonably and in each case at the Vendor's expense:

7.5.1 apply for and use all reasonable commercial efforts to obtain all consents or approvals required pursuant to the terms of the Assumed Contracts, New Contracts and Permitted Encumbrances in a form satisfactory to the Purchaser acting reasonably, provided that nothing in this Section shall require the Vendor to make any payment to any other party for any such document; and

7.5.2 co-operate with the Purchaser in any reasonable and lawful arrangements designed to provide the benefits of such Non-Assignable Rights to the Purchaser, including without limitation holding any such Non-Assignable Rights in trust for the Purchaser or acting as agent for the Purchaser.

7.6      Discharge of Encumbrances

                  The Vendor shall discharge, on or before Closing, all Encumbrances registered on title to the Property, save as are expressly provided herein as to be assumed by the Purchaser and save and except for the Permitted Encumbrances.

7.7      Termination of Employees

                  The Vendor covenants to terminate all employees (which may include relocation to the Vendor's other properties) at the Property effective Closing, at its sole cost and expense, and shall execute, on Closing, an indemnity whereby it indemnifies and saves harmless the Purchaser with respect to any and all costs and expenses resulting from any claims that may be made by such employees as a result of such termination or otherwise.

7.8      No Marketing or Sale

                  The Vendor shall not directly or indirectly list, market, advertise or offer the Property for sale; solicit offers for, agree to sell or attempt to sell the Property; or enter into an agreement to sell the Property or any part thereof up to the Closing Date or the date of any earlier termination of this Agreement.

7.9      Expropriation

                  If the Property or any part thereof is condemned or expropriated by any public or other lawful authority on or before the Closing Date, the Purchaser shall have the right to (i) elect by notice in writing to take the damages awarded or compensation, as the case may be, and complete the transaction contemplated by this Agreement, or (ii) terminate this Agreement by notice in writing to the Vendor, in which latter case the Purchaser shall be entitled to the return, with interest and without deduction, of the Deposit.

7.10     Polyair Lease

                  The Vendor shall cause the Polyair Tenant to enter into a lease for the entire Property, on Closing, on the following terms (the "Polyair Lease"):

     a)   Landlord: the Purchaser or its assignee;

     b)   Tenant: Cantar/Polyair Canada Limited;

     c)   Term: 10 years, commencing on the Closing Date;

     d) Triple net and carefree to the Landlord, with the Tenant itself to be responsible for the operation, maintenance, management, repair, replacement and maintenance of the Property, as well as all costs and charges associated with same, as additional rent, including all property taxes and insurance costs, subject to g) below. In this regard, the Polyair Lease shall contain the necessary provisions whereby the Polyair Tenant shall pay all such costs and charges associated with the operation, maintenance, management, repair, replacement and maintenance of the Property directly without payment to the Landlord unless the Polyair Tenant is in default and to further contain a provision whereby the Landlord shall not be entitled to any management fee or gross up of such expenses, rent, or additional rent as a management fee or otherwise;

     e) Base Rent: Years 1-5: $3.75 per square foot of building area per annum, based on 255,026 square feet, payable monthly on the first day of each month; Years 6-10: $4.50 per square foot of building area per annum, based on 255,026 square feet, payable monthly on the first day of each month;

     f) Additional Rent: to be paid monthly on the first day of each month, based on reasonable estimates of the Landlord, from time to time;

     g) Roof Replacement: the Tenant shall be responsible for the annual amortized cost of the replacement of the roof (payable monthly), which cost shall be amortized over twenty years, together with interest on the unamortized balance, provided the roof replacement cost is at prevailing market rate;

     h) Assigning and subletting: the Tenant shall not assign, sublet, license, or pledge its lease without the prior written consent of the Landlord, which consent shall not be unreasonably withheld;

     i) The Landlord and Tenant agree to accept 255,026 feet as the final rentable area of the premises, which area and which rent calculated thereon shall not be subject to measurement verification or adjustment, notwithstanding that the actual rentable area may be more or less than 255,026 feet.

                  The Vendor shall cause the Polyair Tenant to negotiate and finalize the terms and form of the Polyair Lease, prior to the Due Diligence Date, based on the Purchaser's standard form of net net lease, which shall be subject to the reasonable comments of the Polyair Tenant's solicitors. Furthermore, the Vendor covenants to cause the Polyair Tenant to enter into the Polyair Lease on Closing, in the form agreed to prior to the Due Diligence Date.

ARTICLE 8
                                     GENERAL

8.1      Obligations as Covenants

                  Each agreement and obligation of the parties contained in this Agreement, even though not expressed as a covenant, shall be considered for all purposes to be a covenant.

8.2      Amendment of Agreement

                  Subject to Section 8.7, no modification or amendment of this Agreement shall be binding unless executed in writing by the parties in the same manner as the execution of this Agreement.

8.3      Further Assurances

                  Each of the parties shall from time to time hereafter and upon any reasonable request of the other party, make or cause to be made all such further acts, deeds, assurances and things as may be required or necessary to more effectually implement and carry out the true intent and meaning of this Agreement.

8.4      Waiver

                  Subject to Section 4.3, no waiver of any default, breach or non-compliance under this Agreement shall be effective unless in writing and signed by the party to be bound by the waiver or its solicitor. Subject to
Section 4.3, no waiver shall be inferred from or implied by any failure to act or delay in acting by a party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other party. The waiver by a party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

8.5      Subdivision Control

                  This Agreement shall be effective to create an interest in the Property only if the provisions of the Planning Act are complied with. The Vendor shall at its sole expense forthwith apply for and diligently pursue any required consent under such legislation regarding the conveyance of the Property to the Purchaser, which consent shall be final and binding (and not subject to appeal) on the Closing Date subject only to conditions acceptable to the Purchaser, which conditions shall have been satisfied by the Vendor, at its sole expense, on or before the Closing Date.

8.6      Bulk Sales Act

                  The Purchaser hereby waives compliance by the Vendor with any applicable bulk sales legislation. The Vendor hereby agrees to indemnify and save the Purchaser harmless from all claims, suits, causes of action that any creditor may institute with respect to the Project pursuant to or arising out of non-compliance with such legislation. This indemnity will survive the Closing indefinitely.

8.7      Solicitors as Agents

                  Any notice, approval, waiver, agreement, instrument, document or communication permitted, required or contemplated by this Agreement may be given or delivered and accepted or received by the Purchaser's Solicitors on behalf of the Purchaser and by the Vendor's Solicitors on behalf of the Vendor and any tender of Closing Documents and the balance of the Purchase Price may be made upon the Purchaser's Solicitors and the Vendor's Solicitors, as the case may be.

8.8      Non-Merger

                  None of the representations and warranties of the Vendor and the Purchaser nor any of the covenants to be performed by either the Purchaser or the Vendor after the Closing Date, which are contained in this Agreement or in any certificate or document delivered pursuant to or in connection with this Agreement, will merge on the Closing of the transaction contemplated herein.

8.9      Public Announcements and Confidentiality

                  Subject to the requirements of any applicable law, and the requirements of the Ontario Securities Commission, The Toronto Stock Exchange and The American Stock Exchange, the parties to this Agreement shall not issue any press release or make any other public statement pertaining to the existence of this Agreement and/or the subject matter of or the transactions contemplated by this Agreement without the agreement of all parties hereto. Except where necessary by the Purchaser for its due diligence, the parties to this Agreement agree to keep the transaction contemplated hereby confidential.

8.10     Expenses

                  Each party shall be responsible for its own legal and other expenses incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement.

8.11     Assignment

                  The Purchaser shall have the right to assign its interest in this Agreement, in whole or in part, to one or more assignees, subject only to notifying the Vendor of such assignment and without requiring the Vendor's consent thereto. Upon such assignment and the delivery of an agreement executed by the assignee(s) wherein the assignee(s) agrees to assume all of the Purchaser's obligations and covenants herein contemplated, the Purchaser named herein shall be released from all of its obligations, covenants and liability under this Agreement after the successful completion of the transaction but, the Purchaser shall remain party to this Agreement until successful completion of the transaction contemplated herein. The Vendor shall not be permitted to assign its rights or interest under this Agreement. Furthermore, the Purchaser may direct title to the Project to any Person on Closing. For certainty, if the Purchaser has assigned its interest in this Agreement as aforesaid, it will not be required to execute any closing documents.

8.12     Successors and Assigns

                  All of the covenants and agreements contained in this Agreement shall be binding upon the parties and their respective successors and permitted assigns and shall enure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns pursuant to the terms and conditions of this Agreement.

8.13     Notices

8.13.1 Addresses for Notice. Any notice, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if
        (i) delivered personally, (ii) sent by prepaid courier service, or (iii) sent by fax or other similar means of electronic communication, in each case to the applicable address set out below:

(a) in the case of the Vendor addressed to it at:

                 c/o Faircove Investments Inc.
                 330 Humberline Drive
                 Toronto, Ontario M9W 1R5

                 Attention:        Victor D'Souza
                 Fax:              (416) 740-7358

                 with a copy to:

                 Goldman, Spring, Kichler & Sanders LLP
                 700-40 Sheppard Ave. West
                 Toronto, Ontario M2N 6K9

                 Attention:        Mitchell J. Sanders
                 Fax:              (416) 225-4605

(b) and in the case of the Purchaser addressed to it at:

                 Strathallen Acquisitions Inc.
                 Suite 300, 162 Cumberland Street,
                 Toronto, Ontario M5R 3N5

                 Attention:Brian Spence
                 Fax:               (416) 922-6667

                 with a copy to:

                 Gardiner Roberts LLP
                 Suite 3100, 40 King Street West
                 Scotia Plaza
                 Toronto, Ontario M5H 3Y2

                 Attention:        Robert K. Schwartz
                 Fax:              (416) 865-6636

8.13.2 Receipt of Notice. Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, faxed or sent prior to 5:00 p.m. (Toronto time) on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day.

8.13.3 Change of Address. Any party may from time to time change its address under this Section by notice to the other party given in the manner provided by this Section.

8.14     Commissions

                  The Vendor shall be solely responsible to pay all commissions and fees to any real estate agent or broker in connection with this transaction, and shall indemnify and save the Purchaser harmless from the same, to be included in a Closing document.

8.15     Counterparts

                  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.

                  IN WITNESS WHEREOF the parties have executed this Agreement.

                    FAIRCOVE INVESTMENTS INC.


                    By:
                           ----------------------------------------------------
                    Name:
                    Title:


                    By:
                           --------------------------------------------------
                    Name:
                    Title:


                    I/We have authority to bind the Corporation




                    STRATHALLEN ACQUISITIONS INC.

                    By: ______________________________________
                    Name:
                    Title:


                    I have authority to bind the Corporation

                                   SCHEDULE A

                           LEGAL DESCRIPTION OF LANDS

Part of Lot 38, Concession 4 fronting the Humber, being Part 2 on Reference Plan 64R-11839, Etobicoke, in the City of Toronto. (PIN 07368-0040)

                                   SCHEDULE B

                                    DUE DILIGENCE DOCUMENTS



(i) As-built drawings and all other plans and specifications for the Property, if available;

(ii) Area certificates for rentable space in the Property, if available;

(iii) All environmental, roof, structural or other consultants reports related to the physical condition of the Lands and Buildings in the possession of or under the control of the Vendor, including the environmental reports prepared by URS DAMES & MOORE CANADA, dated January 13, 2003 as well as a Phase I report prepared by GaiaTech dated November, 2004;

(iv) existing survey for the Property;

(v)  A list of Chattels;

(vi) Realty tax assessments, notices and tax bills relating to the Property, in the possession or control of the Vendor and copies of any notices of any outstanding realty tax appeals and correspondence relating thereto, including copies of any working papers issued by the applicable assessment authorities used in calculating a notional allocation of the assessment;

(vii) A list of outstanding work orders, notices, directives and letters of non-compliance issued by any governmental or other authority affecting the Property received by the Vendor, if any, and a copy of each of them;

(viii) All documents relevant to litigation, arbitration, mediation or other proceedings, actual, threatened or pending, if any, against the Property or against the Vendor affecting the Property;

(ix) Copies of all Contracts;

(x)  All  warranties  and  guarantees   relating  to  the  construction  of  any
     Buildings, if available;

(xi) Authorizations executed by the Vendor, addressed to all Governmental Authorities (who require such authorizations) having jurisdiction over the Property, authorizing them to release to the Purchaser or the Purchaser's Solicitors all information in their respective files in relation to the Property, including details of all orders, notices to comply, outstanding permits and deficiency notices, provided same have been prepared by the Purchaser or its solicitors and available for execution, and provided same do not include any authorization for any new inspections to be carried out by any of the Governmental Authorities;

(xii) Financial statements for Cantar/Polyair Canada Limited

                                   SCHEDULE C

                             PERMITTED ENCUMBRANCES

A.       GENERAL

1. Encumbrances for real property taxes (which term includes charges, rates and assessments) or charges for electricity, power, gas, water and other services and utilities in connection with the Property that have accrued but are not yet due and owing or, if due and owing, are adjusted for pursuant to Section 3.3.

2. Registered and unregistered easements, rights-of-way, restrictive covenants and servitudes and other similar rights in land granted to, reserved or taken by any Governmental Authority or public utility that do not materially impair the use, operation or marketability of the Property, provided such have in each case been complied with in all material respects.

3. Any subsisting reservations, limitations, provisos, conditions or exceptions, including royalties, contained in the original grants of the Properties from the Crown that do not materially impair the use, operation or marketability of the Property.

4. Agreements with municipalities or public utility or hydro commissions including, without limitation, development agreements, site plan agreements, subdivision agreements and other similar agreements, including a storm sewer connection agreement with the former corporation of the Borough of Etobicoke registered as Instrument no. EB426257 provided same have been complied with and do not materially interfere with the current of the Property.

5.       Subdivision control by-laws.

6. Pearson Airport zoning regulations registered by Her Majesty the Queen as Instrument no. E317117.

7.       Reference Plans 64R-2980 and 64R-11839

                                                 Robert Schwartz
                                                 Direct Line: 416.865.6686
                                                 rschwartz@gardiner-roberts.com
                                                 File No.:    83,984
May 10, 2006

VIA FAX  416 225 4805

Goldman, Spring, Kichler & Sanders LLP
Barristers and Solicitors
Suite 700
40 Sheppard Avenue West
Toronto, ON
M2N 6K9

Attention:  Peter Beglaubter

Dear Sirs:

Re: Strathallen Acquisitions Inc. (the "Purchaser") purchase from Faircove Investments Inc. (the "Vendor") 330 Humberline Drive, Toronto, pursuant to an agreement of purchase and sale between the Vendor and Purchaser dated December 8, 2005 (the "Purchase Agreement")



The following shall serve as a comprehensive summary of the amendments to the Purchase Agreement and is to supercede the previous e-mails that constituted amendments to date:

1. The sale price shall be and is hereby reduced by $1,000,000.00, to $10,000,000.00.

2. The Purchaser hereby confirms having waived its right to terminate pursuant to Section 3.2.

3. The Lease and Indemnity Agreement shall be in the form attached. These drafts include the most recently agreed upon changes i.e. the Indemnifier is Polyair Inter Pack Inc. and the Pre-Paid Rent will be equal to Base Rent for the first and last months of the Term plus GST; and the Indemnity has been amended in accordance with your April 28th e-mail. For certainty, each of the Purchaser and Vendor hereby confirms waiver of the condition in its favour in connection with Lease and Indemnity Agreement, contained in Sections 5.1.8 and 5.2.4, respectively.

4. The Vendor Condition Date is hereby amended to May 8, 2006 and the Vendor hereby confirms that it has waived the Vendor Initial Conditions.

5.   The  Financing  Condition  Date is hereby  amended to 5:00 p.m.  on May 18,
     2006.

6. The Vendor shall deliver a remedial action plan, prepared by Golders (the "RAP") by May 11, 2006, setting out Golders' recommended procedure and timetable for the completion of the remediation of the source contaminants as identified in the URS Dames & Moore Canada Report dated January 13, 2003, in the vicinity of the fill port, which may include, without limitation, excavation and removal of contaminated soil, installation of a chemical barrier and completion of an SSRA (the "Remediation"). The Vendor shall be responsible for and shall pay on or prior to Closing the cost of the preparation of the RAP as well as all other environmental testing and report costs incurred to date and prior to Closing (the "Pre-Closing Remediation Costs"). If the Purchaser waives its Financing Condition and completes this transaction, it will complete the Remediation after Closing. The Vendor shall pay the first $200,000.00 of costs of the Remediation (in addition to the Pre-Closing Remediation Costs) and two-thirds of all costs in excess of $200,000.00, up to $400,000.00, with the Purchaser to be responsible for the balance of the Remediation costs. In order to secure the Vendor's obligation to contribute to the Remediation costs as aforesaid, the Vendor shall cause its solicitors to maintain a holdback, on Closing, out of the purchase proceeds in the amount of $333,340.00 (the "Remediation Holdback"). For certainty, if the Remediation costs exceed $400,000.00, the Vendor shall in no event be liable for costs in excess of the amount of the Remediation Holdback. Without limiting the generality of the Financing Condition, if the reasonably anticipated costs of the Remediation exceed $400,000.00, the Purchaser may terminate this Agreement prior to the Financing Condition Date.

7. All other terms and conditions of the Agreement of Purchase and Sale shall remain unamended and in full force and effect and time shall continue to be of the essence.

Please signify your client's acceptance of the terms hereof by executing the within acknowledgement copy of this letter.


Yours truly,

GARDINER ROBERTS LLP




Robert Schwartz
RKS/ls

We acknowledge and agree to the terms set out above.

                          FAIRCOVE INVESTMENTS INC.
                          by its solicitors Goldman Spring Kichler & Sanders LLP


                           ------------------------------------------

                                                  Robert Schwartz
                                                  Direct Line: 416.865.6686
                                                  rschwartz@gardiner-roberts.com
                                                  File No.:    83,984
June 15, 2006

VIA FAX  416 225 4805

Goldman, Spring, Kichler & Sanders LLP
Barristers and Solicitors
Suite 700
40 Sheppard Avenue West
Toronto, ON
M2N 6K9

Attention:  Peter Beglaubter

Dear Sirs:

Re: Strathallen Acquisitions Inc. (the "Purchaser") purchase from Faircove Investments Inc. (the "Vendor") 330 Humberline Drive, Toronto, pursuant to an agreement of purchase and sale between the Vendor and Purchaser dated December 8, 2005, as amended by letter amending agreement dated May 10, 2006 and subsequent letter amending agreements (the "Purchase Agreement")

I understand our respective clients have agreed to revive the Purchase Agreement on the following terms:

1. Section 5.2.3 is hereby deleted and the following substituted in its place:

     "5.2.3 Vendor Initial Conditions. By the third Business Day following execution of this letter agreement (the "Vendor Condition Date") the Vendor will have obtained the approval from the board of directors of its parent corporation for the revival and amendment of the Purchase Agreement on the terms contained herein (the "Vendor Initial Conditions")".

2. The paragraph following Section 5.2.4 is hereby amended by deleting the second and third sentences and substituting the following: "If the Vendor Initial Conditions have not been satisfied or waived by the Vendor Condition Date, this Agreement shall be at an end."

3.   Section 5.1.2 is hereby deleted and the following substituted in its place:

         "5.1.2 Financing Condition. By the Financing Condition Date, the Purchaser will have obtained a signed and unconditional first mortgage commitment from Sun Life upon the same financial terms as the term sheet dated May 23, 2006 and otherwise on terms satisfactory to the Purchaser in its sole discretion, as well as the consent of Sun Life to the VTB. Furthermore, to the extent such commitment contains conditions, the Purchaser will have obtained and provided the Vendor with written confirmation from Sun Life stating that all of such conditions have been fully satisfied or waived."

4. The definition of "Financing Condition Date" contained in Subsection 1.1 shall be deleted and in its place shall be inserted ""Financing Condition Date" means three (3) Business Days following the waiver by the Vendor of the Vendor Initial Conditions."

5.   Section 2.3 is hereby amended as follows:

a. Subsection 2.3.1 is hereby deleted and the following substituted in its place:

         " 2.3.1 within two (2) Business Days following the Financing Condition Date, by payment to the Vendor's Solicitors by cheque or bank draft the sum of $500,000.00 as a deposit (the "Deposit") to be held in trust by the Vendor's Solicitors pending completion or other termination of this Agreement and to be credited on account of the Purchase Price on Closing."

b. Subsection 2.3.2 is hereby deleted and the following substituted in its place:

"2.3.2 as to the sum of $1,600,000.00, the Purchaser agrees to give and the Vendor agrees to take back a second mortgage, subject to a first mortgage not to exceed $6,500,000.00 in principal and containing financial terms pursuant to the first mortgage commitment from Sun Life dated May 23, 2006, for a term of five
(5) years, payable interest only, at the rate of 6.5% per annum, to accrue and be paid on maturity (such interest not to be compounded, so that interest will not be payable on unpaid interest) along with the outstanding principal (the "VTB"). The VTB will be drawn utilizing Standard Charge Terms 200033. The VTB will also contain a provision whereby the Mortgagor will have the obligation to provide the Mortgagee with mortgage statements/acknowledgements of debt upon request by the Mortgagor on three (3) Business Days written notice in the event the Mortgagee wishes to sell or assign the VTB."

6.   Any references to Initial Deposit or Second Deposit are hereby deleted.

7.   For certainty, the Execution Date shall continue to mean December 8, 2005.

8.   The effective date of this agreement is May 29, 2006.

9. All other terms and conditions of the Agreement of Purchase and Sale shall remain unamended and in full force and effect and time shall continue to be of the essence.

Please signify your client's acceptance of the terms hereof by executing the within acknowledgement copy of this letter.


Yours truly,

GARDINER ROBERTS LLP




Robert Schwartz
RKS/ls

We acknowledge and agree to the terms set out above.



                          FAIRCOVE INVESTMENTS INC.
                          by its solicitors Goldman Spring Kichler & Sanders LLP


                           ------------------------------------------

                                                  Robert Schwartz
                                                  Direct Line: 416.865.6686
                                                  rschwartz@gardiner-roberts.com
                                                  File No.:    83,984
August 18, 2006

VIA FAX  416 225 4805

Goldman, Spring, Kichler & Sanders LLP
Barristers and Solicitors
Suite 700
40 Sheppard Avenue West
Toronto, ON
M2N 6K9

Attention:  Peter Beglaubter

Dear Sirs:

Re: Strathallen Acquisitions Inc. (the "Purchaser") purchase from Faircove Investments Inc. (the "Vendor") 330 Humberline Drive, Toronto, pursuant to an agreement of purchase and sale between the Vendor and Purchaser dated December 8, 2005, as amended by letter amending agreement dated May 10, 2006, June 15, 2006 and subsequent letter amending agreements (the "Purchase Agreement")

I understand our respective clients have once again agreed to revive the Purchase Agreement on the following terms:

1. The Purchaser hereby waives the Financing Condition.

2. Subsection 2.3.1 is hereby deleted and the following substituted in its place:

         "2.3.1 within two (2) Business Days following waiver by the Vendor of the Vendor Initial Conditions, by payment to the Vendor's Solicitors by cheque or bank draft the sum of Five Hundred Thousand ($500,000.00) Dollars as a deposit (the "Deposit") to be held in trust by the Vendor's Solicitors pending completion or other termination of this Agreement and to be credited on account of the Purchase Price on Closing."

3. Subsection 2.3.2 is hereby deleted and the following substituted in its place:

         "2.3.2 as to the sum of $1,600,000.00, the Purchaser agrees to give and the Vendor agrees to take back a mortgage for a term of five (5) years, payable interest only, at the rate of 6.5% per annum, to accrue and be paid on maturity (such interest not to be compounded, so that interest will not be payable on unpaid interest) along with the outstanding principal (the "VTB"). The VTB will be drawn utilizing Standard Charge Terms 200033. The VTB will also contain a provision whereby the Mortgagor will have the obligation to provide the Mortgagee with mortgage statements/acknowledgements of debt upon receipt by the Mortgagor on three (3) Business Days written notice in the event Mortgagee wishes to sell or assign the VTB. The VTB will also contain a provision whereby the Mortgagee will agree to subordinate at any time or times, including Closing, to a first mortgage, the principal amount of which shall not exceed Six Million ($6,000,000.00) Dollars. Furthermore, the Vendor/Mortgagee shall provide a joint and several Indemnity in connection with the Lease, along with Polyair Inter Pack Inc. and such Indemnity shall be secured by a right of set-off under the VTB in favour of the Mortgagor. Recourse against the Vendor/Mortgagee under such indemnity shall be limited to the right of set-off. For certainty, the aforesaid right of set-off shall in no way limit or abridge the rights of the landlord under the Lease."

4.       The Effective Date of this Amending Agreement is June 30, 2006.

5. The definition of "Closing Date" is hereby amended so that the Closing Date means October 4, 2006.

6. All other terms and conditions of the Agreement of Purchase and Sale shall remain unamended and in full force and effect and time shall continue to be of the essence.

Please signify your client's acceptance of the terms hereof by executing the within acknowledgement copy of this letter.


Yours truly,

GARDINER ROBERTS LLP



Robert Schwartz
RKS/ls

We acknowledge and agree to the terms set out above.

                          FAIRCOVE INVESTMENTS INC.
                          by its solicitors Goldman Spring Kichler & Sanders LLP

                           ------------------------------------------

                                                  Robert Schwartz
                                                  Direct Line: 416.865.6686
                                                  rschwartz@gardiner-roberts.com
                                                  File No.:    83,984
October 17, 2006

VIA FAX  416 225 4805

Goldman, Spring, Kichler & Sanders LLP
Barristers and Solicitors
Suite 700
40 Sheppard Avenue West
Toronto, ON
M2N 6K9

Attention:  Larry Fischer

Dear Sirs:

Re: Strathallen Acquisitions Inc. (the "Purchaser") purchase from Faircove Investments Inc. (the "Vendor") 330 Humberline Drive, Toronto, pursuant to an agreement of purchase and sale between the Vendor and Purchaser dated December 8, 2005, as amended, including by way of letter amending agreements dated May 10, 2006, June 15, 2006 and August 18, 2006 (the "Purchase Agreement")

Our clients have agreed to the following additional amendments to the Purchase
Agreement:

1. The sale price shall be and is hereby reduced by the amounts of $333,340 and $225,000, respectively, to $9,441,660.

2. Section 8.14 of the Purchase Agreement is hereby amended such that the Purchaser agrees to pay to the Vendor's agent, upon successful completion, based on receipt of an invoice addressed to the Purchaser or its assignee, the commission in respect of this transaction, in the amount of $225,000 plus GST. The Purchaser shall indemnify and save harmless the Vendor in respect of such commission. The Vendor shall be responsible for any other commissions.

3. Section 6 of the May 10, 2006 letter amending agreement is deleted and replaced with the following: "The Vendor shall deliver a remedial action plan, prepared by Golders (the "RAP") by May 11, 2006, setting out Golders' recommended procedure and timetable for the completion of the remediation of the source contaminants as identified in the URS Dames & Moore Canada Report dated January 13, 2003, in the vicinity of the fill port, which may include, without limitation, excavation and removal of contaminated soil, installation of a chemical barrier and completion of an SSRA (the "Remediation"). The Vendor shall be responsible for and shall pay on or prior to Closing the cost of the preparation of the RAP as well as all other environmental testing and report costs incurred to date and prior to Closing (the "Pre-Closing Remediation Costs"). Following Closing, the Purchaser shall be responsible for the completion of the Remediation at its sole cost and expense."

4. The Purchaser shall be permitted to assign its interest in the Purchase Agreement to Canada Mortgage and Housing Corporation ("CMHC") as to a 90% interest and Humberline (Industrial) Realty Inc. ("Humberline") as to a 10% interest. Notwithstanding that title to the Property may be taken as such, the Vendor acknowledges and agrees that CMHC is and shall be acting solely in its capacity as administrator of the Canada Mortgage and Housing Corporation Pension Fund and that there shall be no recourse against CMHC under the Purchase Agreement, VTB, Polyair Lease, or any other closing documents. Furthermore, the liability of CMHC in its capacity as administrator of the Canada Mortgage and Housing Corporation Pension Fund and Humberline, under the Purchase Agreement, VTB, Polyair Lease and all other closing documents, shall be several and not joint and several.

5. All other terms and conditions of the Agreement of Purchase and Sale shall remain unamended and in full force and effect and time shall continue to be of the essence.

Please signify your client's acceptance of the terms hereof by executing the within acknowledgement copy of this letter.


Yours truly,

GARDINER ROBERTS LLP




Robert Schwartz
RKS/ls

We acknowledge and agree to the terms set out above.

                          FAIRCOVE INVESTMENTS INC.
                          by its solicitors Goldman Spring Kichler & Sanders LLP


                           ------------------------------------------

                                                  Robert Schwartz
                                                  Direct Line: 416.865.6686
                                                  rschwartz@gardiner-roberts.com
                                                  File No.:    83,984
October 20, 2006

VIA FAX  416 225 4805

Goldman, Spring, Kichler & Sanders LLP
Barristers and Solicitors
Suite 700
40 Sheppard Avenue West
Toronto, ON
M2N 6K9

Attention:  Larry Fischer

Dear Sirs:

Re: Strathallen Acquisitions Inc. (the "Purchaser") purchase from Faircove Investments Inc. (the "Vendor") 330 Humberline Drive, Toronto, pursuant to an agreement of purchase and sale between the Vendor and Purchaser dated December 8, 2005, as amended, including by way of letter amending agreements dated May 10, 2006, June 15, 2006, August 18, 2006 and October 16, 2006 (the "Purchase Agreement")

Our clients have agreed to the following additional amendments to the Purchase
Agreement:

1. The Purchaser hereby consents to the assignment by the Vendor of all of its right, title and interest in the Purchase Agreement, to Cantar Pool Products Limited/Produits De Piscines Cantar Limitee (the "Vendor Assignee"), provided that the following closing conditions in favour of the Purchaser have been satisfied: (a) the Vendor Assignee enters into an assumption agreement with the Purchaser or the Purchaser's assignee whereby it agrees to assume all of the covenants and obligations of the Vendor thereunder and agrees to be bound by all of the provisions thereof as if it had entered into the Purchase Agreement; (b) Section 6.1.2 is amended such that the Vendor Assignee shall cause to be registered on title on Closing a Vesting Order that vests title in the Purchaser or its assignee, free and clear of all liens, charges or encumbrances (except for those contemplated in Schedule "C" of such Order) in the form and substance attached hereto; and (c) the Vendor has conveyed registered title to the Property to the Vendor Assignee as well as its beneficial interest in the Property to the Vendor Assignee prior to Closing.

2. If the assignment contemplated in paragraph 1 above has taken place and all the above conditions have been satisfied, Section 4.16(iv) of the Purchase Agreement shall be deleted.

3. All other terms and conditions of the Agreement of Purchase and Sale shall remain unamended and in full force and effect and time shall continue to be of the essence.

Please signify your client's acceptance of the terms hereof by executing the within acknowledgement copy of this letter.


Yours truly,

GARDINER ROBERTS LLP




Robert Schwartz
RKS/ls

We acknowledge and agree to the terms set out above.

                          FAIRCOVE INVESTMENTS INC.
                          by its solicitors Goldman Spring Kichler & Sanders LLP


                           ------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: November 30, 2006                 By:/s/MICHAEL FREEL
                                        Michael Freel, Director of Finance